Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

UNUSUAL PRICE MOVEMENT OF A SHARES OF THE COMPANY

The increase of the closing prices of A shares of China Life Insurance Company Limited (the “Company”) deviated by more than 20% compared to that of SSE Composite Index for the three consecutive trading days on 3, 6 and 7 July 2015 on a cumulative basis, which falls within the circumstances of unusual movements in shares trading according to the Trading Rules of the Shanghai Stock Exchange (the “SSE Trading Rules”) and therefore an announcement with relevant details is required to be published under the Listing Rules of the Shanghai Stock Exchange (the “SSE Listing Rules”). After the Company’s internal inspection and confirming with China Life Insurance (Group) Company (“CLIC”), the controlling shareholder of the Company, the Company does not have any material discloseable information which remains undisclosed.

1.	Particulars of the Unusual Price Movement of A Shares

The increase of the closing prices of A shares of the Company deviated by more than 20% compared to that of SSE Composite Index for the three consecutive trading days on 3, 6 and 7 July 2015 on a cumulative basis, which falls within the circumstances of unusual movements in shares trading according to the SSE Trading Rules and therefore an announcement with relevant details is required to be published under the SSE Listing Rules.

2.	Relevant Verification

After confirming with CLIC and the management of the Company, all operational activities of the Company are normal and the Company does not have any material discloseable events which remain undisclosed, including but not limited to major assets reorganization, issue of shares, acquisition of listed companies, debt restructuring, business restructuring, spinoff and assets injection.

3.	Declaration for Existence or Non-existence of Discloseable Information Which Remains Undisclosed

The board of directors of the Company confirms that the Company has no discloseable events or any plan, negotiation, intention or agreement relating to such events which remain undisclosed according to the SSE Listing Rules and other relevant regulations. The board of directors of the Company is also unaware of any discloseable information that affects the trading prices of shares and derivative products of the Company which remains undisclosed according to the SSE Listing Rules and other relevant regulations.

4.	Risk Warning

China Securities Journal, Shanghai Securities News, Securities Times, the website of the Shanghai Stock Exchange (http://www.sse.com.cn) and the HKExnews website of the Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk) are the Company’s designated newspapers and websites for information disclosure. The Company will strictly fulfil its information disclosure obligations pursuant to the provisions and requirements of relevant laws and regulations. Investors are advised to invest cautiously and be aware of investment risks.

Commission File Number 001-31914

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 7 July 2015

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping*, Xu Haifeng*
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong, Liu Jiade*
Independent Non-executive Directors:	Anthony Francis Neoh, Chang Tso Tung Stephen, Huang Yiping, Drake Pike*

*	Note: The qualification of each of Mr. Xu Hengping, Mr. Xu Haifeng, Mr. Liu Jiade and Mr. Drake Pike as a Director is still subject to the approval of the China Insurance Regulatory Commission.